Mainstream Entertainment

11637 Orpington St.

Orlando, FL 32817

Tel. (407) 353-0569

August 9, 2011

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549

Re:

Mainstream Entertainment, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on July 12, 2011

File No. 333-172924

Dear Mr. Webb:

We have reviewed the Staff's comments in your letter dated July 25, 2011 and provide you with the following responses and amendment number 2 to the registration statement on Form S-1/A.

Registration Statement Cover Page

1.

We note your response to our prior comment five and reissue in part.  Please move the delaying amendment language to the registration statement cover page.

Response:   The delaying amendment language has been moved to the registration statement cover page.

2.

We note your response to our prior comment six and reissue in part.  Please delete your references to “products” because you appear to provide services rather than “products” in the music industry.  In the alternative, revise your disclosure in the Prospectus Summary and Business sections to clarify what you mean by “products” and “manufacturing process.”  Please also remove the entire paragraph (fourth from bottom) from the cover page since it is not required there.

Response:   We have defined the term "products" to include music products which are sold in either CD format or downloaded digitally from the internet.

Prospectus Summary, page 6

The Company, page 6

3.

We note your response to our prior comment seven and reissue in part.

Please revise this section to disclose your monthly ”burn rate” and the amount of time that your present capital will last at this rate.  Also disclose your losses in the most recent fiscal year and interim period.

Response:   We have revised the disclosure in the last paragraph under "The Company" on page 6.

4.

We note your response to our prior comment 25 and reissue in part.  Please disclose here that the company and its predecessors have been unprofitable since 2005.

Response:    We have revised the disclosure in the third paragraph under "The Company" on page 6.

Risk Factors, page 7

Our management has limited experience in management, page 7

5.

We note your response to our prior comment 40.  Please revise to include a separate risk factor addressing the risks to you because your officers and directors dedicate limited amount of time to your operations.

Response:   We have added an additional risk factor titled "Our Officers and Directors devote limited time to our business, which may negatively impact upon our plan of operations, implementation of our business plan and our potential profitability".

We will need additional capital, page 11

6.

We note your response to our prior comment 17 and reissue in part.  Please revise the first full risk factor on page 11 to estimate the amount of additional financing.

Response:    We have revised the risk factor.

Product Description, page 16

7.

We note your response to our prior comment 29 and reissue.  Please remove the third full paragraph on page 17 since nothing in the filing seems to provide a basis for the expectation.

Response:    The paragraph has been deleted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

8.

We note your response to our prior comment 35 and reissue in part.  Please revise your Plan of Operation section to discuss your detailed plan to become operational and through to revenue generation.   This discussion should include each specific step you intend to take toward this goal and describe your intended sources and uses of funds, providing timeframes and quantified estimates of these amounts for each step.  In addition, please discuss in more detail each of your business segments.

Response:    The plan of operation has been revised adding four new paragraphs.

9.

Please review this section to delete references to Universal and Sony/BMG because you do not appear to have contracts with these companies at this time.

Response:    The reference has been deleted.

10.

 We note your disclosure that your “revenues will be derived from multiple sources.”  Please make this section anticipatory in nature.

Response:    Anticipatory qualification has been added.

11.

We note your response to our prior comment 36 and reissue.  Please revise to provide discussion and analysis of your financial condition, changes in financial condition and results of operations, including your liquidity and capital resources, for a two-year period using year-to-year comparisons.

Response:    The discussion and analysis has been revised.

Debt Financings and Related Party Notes, page 50

12.

  We note your response to our prior comment 38 and reissue.  Please provide disclosure about the total amount of debt outstanding pursuant to the Related Party Notes as of the most recent practicable date, the rate of interest and the date(s) on which payment must be made.  Additionally, provide the same disclosure in your Transactions with Related Persons, Promoters and Certain Control Persons section on page 55.

Response:    The disclosure has been added to the paragraph titled, " Debt Financings and Related Party Notes" and the section regarding Transactions with Related Persons.

Directors and Executive Officers, page 51

13.

We note your response to our prior comment 41 and reissue in part.  Please revise your disclosure to discuss specific experience, qualifications, attributes or skills of all your directors.  Refer to Item 401(e) of Regulation S-K.

Response:    The disclosure has been revised.

Executive Compensation, page 52

Director Compensation, page 53

14.

We note your response to our prior comment 44 and reissue in part.  Please include a separate director compensation table.

Response:    A director compensation table has been added.

15.

We note your response to our prior comment 45 and reissue in part.  Please revise to disclose what you will consider to be “sufficient revenue” to begin compensating your directors.

Response:   "Sufficient revenue" has been described as $50,000 annual revenue for both officers and directors.

Financial Statements for Fiscal Year Ended September 30, 2010, page 19

Note 14 – Discontinued Operations, page 34

16.

 We have reviewed your response to our prior comment 34.  However, we do not believe that (1) your response or (2) the accounting literature cited therein adequately support your conclusion that it was appropriate to report the losses attributable to your former facility located at 7648 Southland Blvd., Orlando, FL (the “Orlando studios”) as discontinued operations.  More specifically, we note that the example cited in your response does not appear to be analogous to your circumstances.  In this regard, we note that FASB ASC 205-20-55-63 through 55-65 provides an example in which an entity has disposed of actual business operations (i.e., a business component), including contractual revenue and cash flow streams (i.e., signed leases) and certain existing customers.  In contrast, you appear to have merely relocated your operations from the studios located at 7648 Southland Blvd., Orlando, Florida to studios located at 275 North Bayshore drive, Ocoee, Florida.  Given (1) the geographic proximity of your new studio location relative to your prior studio location, (2) your industry, and (3) the nature of the services that you plan to offer, it would appear reasonable to expect that customers would migrate from your prior studio location to the new studio location.  In this regard, we note that your prior facility may have merely been a part of your larger cash flow generating component – the music production and distribution business – rather than the component itself.  Therefore, it appears that your decision to exit the Orlando, FL studios may reflect the disposal of a facility, rather than the disposal of a business component.  Refer to the guidance outlined at FASB ASC 205-20-55-47.

Based on the observations noted above, we believe that it would be appropriate for the prior operations of your Orlando studios to be reported within continuing operations in your statements of operations.  Please revise your accounting treatment and financial statement presentation accordingly, or advise.  In addition, if the prior operations of your Orlando studios are reclassified to continuing operations, please revise MD&A to discuss your fiscal year 2009 results of operations based upon the revised financial statement presentation.

Response:   The financial statements and notes have been revised.

Part II

Item 17.  Undertakings, page 62

17.

We note your response to our prior comment 50 and reissue in part.  Please add undertakings in Item 512(a)(5) and Item 512(a)(6) of Regulation S-K or advise.

Response:    The Undertakings section has been revised to include Item 512(a)(5) and Item 512(a)(6) of Regulation S-K.

Signature, page 63

18.

We note your response to our prior comment 51 and reissue in part.  Please revise the first paragraph in this section to follow the language set out in Form S-1.  In addition, have your controller or principal accounting officer sign the registration statement in his or her individual capacity.

Response:   The signature section has been revised.

The company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MAINSTREAM ENTERTAINMENT, INC.

/s/ James Camorata

______________________________________

By:  James Camorata

Title: President